

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

James Sinclair
Executive Chairman
Tanzanian Gold Corp
#202, 5226 Larch Street
Vancouver, British Columbia
Canada V6M 4E1

      Re: Tanzanian Gold Corp
          Registration Statement on Form F-3
          Filed November 17, 2020
          File No. 333-250146

Dear Mr. Sinclair :

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Kevin Dougherty at (202) 551-3271 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Daniel B. Eng